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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 7
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 7 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the "Schedule 14D-1") relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, as amended, dated as of May 22, 1995, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

    The Schedule 14D-1 is hereby amended and supplemented as follows:

    On March 24, 1997, the Parent delivered a supplemental notice ("Notice") to the Company notifying the Company of the Parent's intent to propose additional resolutions at the Company's upcoming annual meeting of shareholders (the "Annual Meeting") and reserving the Parent's rights to modify its proposals and/or bring additional business before the Annual Meeting, depending on the outcome of proposed legislation in the Georgia legislature which, if adopted, would, among other things, impose on all publicly held Georgia companies a "staggered board" scheme and eliminate the right of shareholders of such companies to remove directors without cause, unless the board of directors effectively chose not to be governed by such provisions. The full text of the Notice is filed herewith as Exhibit 11(g)(4) and is incorporated herein by reference.

    On March 24, 1997, the Parent issued a press release announcing that it had extended the period during which the Offer will remain open to 6:00 p.m., New York City time, on Monday, April 7, 1997, unless further extended in the manner described in the Offer to Purchase. The full text of the press release is set forth in Exhibit 11(a)(15) and is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    A. Malachi Mixon, III, Chairman and Chief Executive Officer of the Parent, publicly stated, based on information known at the time, that if the Offer and the Merger are consummated, the Parent does not plan to close the Company's Marietta, Georgia manufacturing plant and that the Parent's goal is to double the size of the Company's business over the next four to five years, thereby expanding the Georgia workforce of the Company. In addition, Mr. Mixon stated that the Parent will not decrease manufacturing employment at the Company within the next three years, subject only to market conditions beyond the Parent's control.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11  is hereby amended and supplemented to add the following:

             (a)(15) Press Release issued by the Parent on March 24, 1997.

             (g)(4) Notice delivered by the Parent to the Company on March 24, 1997.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: March 25, 1997
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                                 EXHIBIT INDEX

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  EXHIBIT                                                                                                      PAGE
    NO.                                               DESCRIPTION                                               NO.
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

11(a)(15)    Press Release issued by the Parent on March 24, 1997..........................................

11(g)(4)     Notice delivered by the Parent to the Company on March 24, 1997...............................
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